Filed pursuant to Rules 424(b)(3)
Registration No. 333-105070

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 13, 2003)

$300,000,000

Sierra Pacific Resources

7 1/4% Convertible Notes due 2010
and
Shares of Common Stock Issuable
upon Conversion of the Note.

     This prospectus supplement supplements our prospectus dated August 13, 2003, relating to the resale by the holders of our 7 1/4% convertible notes due 2010 and shares of our Common Stock issuable upon conversion of the notes.

     This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus dated August 13, 2003.

     The following sets forth information as of the date of this prospectus supplement about the principal amount at maturity of the notes and the shares of our common stock issuable upon conversion of the notes owned by the selling securityholders set forth below that may be offered using this prospectus supplement.

SELLING SECURITY HOLDERS

     The table below sets forth additional selling security holders for the table on pages 41-42 of the prospectus.

			Number of Shares
	Principal Amount of		of Common Stock	Percentage
	Notes Beneficially	Percentage of	Beneficially Owned	of
	Owned and Offered	Notes	and Offered	Common Stock
Name and Relationship, if any (1)	Hereby	Outstanding	Hereby (2)	Outstanding

Canyon Capital Arbitrage Master Fund, Ltd.	$ 4,050,000	1.4%	887,613	*
Canyon Value Realization Fund, L.P.	2,405,000	*	527,088	*
Canyon Value Realization Fund (Cayman), Ltd.	6,855,000	2.3%	1,502,367	*
Canyon Value Realization MAC 18, Ltd. (RMF)	1,010,000	*	221,355	*
Xavex Convertible Arbitrage 7 Fund	264,000	*	57,859	*

     The table below sets forth updated information regarding the selling security holders listed on the table on pages 41-42 of the prospectus.

			Number of Shares
	Principal Amount of		of Common Stock	Percentage
	Notes Beneficially	Percentage of	Beneficially Owned	of
	Owned and Offered	Notes	and Offered	Common Stock
Name and Relationship, if any	Hereby	Outstanding	Hereby (1)	Outstanding (2)

Lyxor/JLC Fund, Ltd.	$ 847,000	*	185,631	*
Unknown (3)	163,251,000	54.4%	35,778,699	19.6%

*	Less than 1%

(1)	The above table does not currently include all of the security holders of the notes. We will use additional prospectus supplements to identify missing security holders not included above before those security holders make any offers or resales of the subject securities.

(2)	Assumes conversion of all of the holders’ notes at a conversion price at $4.5628 per share of common stock. The conversion price will be subject to adjustment as described under “Description of Notes – Conversion Rights” in our prospectus dated August 13, 2003. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	The name “Unknown” represents the remaining selling security holders. We are unable to provide the names of these security holders because these notes are currently evidenced by a global note which has been deposited with DTC and registered in the name Cede & Co., as DTC’s nominee, and we have been unable to determine the beneficial owners of these notes.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 28, 2003